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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. 5)

iManage, Inc.
					  (Name of Issuer)

Common Stock
				(Title of Class of Securities)

45245y105
						(CUSIP Number)
February 28, 2002
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

					/_X_/	Rule 13d-2(a)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 10

CUSIP No. 45245Y105				13D				Page 2 of 10

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1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management Co. LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS			WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			- 4,776,800 -
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					- 4,776,800 -
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	- 4,776,800 -
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	20.36%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, HC
----------------------------------------------------------------

CUSIP No. 45245Y105				13D				Page 3 of 10

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4 SOURCE OF FUNDS		WC

----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			- 4,776,800 -
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					- 4,776,800 -
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	- 4,776,800 -
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	20.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IA, PN
----------------------------------------------------------------

CUSIP No. 45245Y105				13D				Page 4 of 10

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Growth Group LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			- 1,251,400 -
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					- 1,251,400 -
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	- 1,251,400 -
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, IA
----------------------------------------------------------------

CUSIP No. 45245Y105				13D				Page 5 of 10

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Diversified Growth Fund
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			- 2,753,600 -
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					- 2,753,600 -
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	- 2,753,600 -
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	11.7%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IV
----------------------------------------------------------------

CUSIP No. 45245Y105				13D			Page 6 of 10

ITEM 1.

This Schedule 13D is filed with respect to the Common Stock of iManage, Inc.

ITEM 2.

This Schedule 13D is filed on behalf of the following:

I. (a)RS Investment Management Co. LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, San Francisco, CA  94111
(c) holding company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

II. (a)RS Investment Management, L.P. is a California Limited Partnership.
(b) 388 Market Street, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

III. (a)RS Growth Group LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

IV. (a)RS Diversified Growth Fund is a series of a Massachusetts
Business Trust.
(b) 388 Market Street, San Francisco, CA  94111
(c) investment company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

CUSIP No. 45245Y105				13D			Page 7 of 10

ITEM 3
The securities with respect to which this Schedule 13D is filed were purchased by Funds managed by RSIM, L.P. and RS Growth Group LLC using working capital contributed by the Funds' respective partners and shareholders.

ITEM 4
This schedule is being filed based on a change in the ownership position of Funds managed by RSIM, L.P. and RS Growth Group LLC due to acquisitions. All shares are held for investment purposes only. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5
The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

RS Investment Mgmt Co. LLC		4,776,800	20.3%
RS Investment Mgmt, L.P.		4,776,800	20.3%
RS Growth Group LLC			1,251,400	 5.3%
RS Diversified Growth Fund		2,753,600	11.7%

All percentages in this table are based, pursuant to 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 23,558,553 shares of Common Stock of the Issuer outstanding as of November 12, 2001.

RS Investment Mgmt Co. LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 4,776,800 shares of the Issuer.

RS Investment Mgmt, L.P. is a California Limited Partnership that is deemed to have shared dispositive power over 4,776,800 shares of the Issuer.

RS Growth Group LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 1,251,400 shares of the Issuer.

RS Diversified Growth Fund is an investment company that is part of a Massachusetts Business Trust with shared dispositive power over 2,753,600 shares of the Issuer.

CUSIP No. 45245Y105				13D			Page 8 of 10

The following is a list of transactions by the filing parties in the last 60 days:

ACCT		     DATE        SHARES     NET TRADE  TYPE

DGF              12/28/01        4300      33155   open mkt sale
DGF              12/28/01        5700      43034   open mkt sale
RS acct          12/28/01        1400      10570   open mkt sale
RS acct          12/28/01        1100       8537   open mkt sale
RS acct          12/28/01        2100      16297   open mkt sale
RS acct          12/28/01        2900      21895   open mkt sale
Sub-advised acct 01/02/02        2700      20647   open mkt purch
Sub-advised acct 01/02/02        2700      20647   open mkt purch
RS acct          01/03/02        5900      44544   open mkt sale
RS acct          01/03/02         500       3775   open mkt sale
RS acct          01/03/02         400       3020   open mkt sale
RS acct          01/03/02        9600      72478   open mkt sale
RS acct          01/03/02       23700     178929   open mkt sale
RS acct          01/03/02       15700     118531   open mkt sale
RS acct          01/03/02       13800     104187   open mkt sale
RS acct          01/03/02         800       6040   open mkt sale
RS acct          01/03/02        5500      41524   open mkt sale
RS acct          01/03/02        3900      29444   open mkt sale
RS acct          01/03/02         700       5285   open mkt sale
RS acct          01/03/02        2600      19629   open mkt sale
RS acct          01/03/02        5600      42279   open mkt sale
RS acct          01/03/02       11100      83802   open mkt sale
RS acct          01/03/02        2600      19629   open mkt sale
RS acct          01/03/02       11800      89087   open mkt sale
RS acct          01/03/02        8800      66438   open mkt sale
RS acct          01/03/02        3000      22649   open mkt sale
RS acct          01/03/02        4200      31709   open mkt sale
RS acct          01/03/02        1000       7550   open mkt sale
RS acct          01/03/02        2100      15854   open mkt sale
RS acct          01/03/02        1700      12835   open mkt sale
RS acct          01/03/02        2800      21139   open mkt sale
RS acct          01/03/02        1200       9060   open mkt sale
RS acct          01/03/02        6300      47563   open mkt sale
RS acct          01/03/02        1400      10570   open mkt sale
RS acct          01/03/02         700       5285   open mkt sale
RS acct          01/03/02        5200      39259   open mkt sale
RS acct          01/03/02       15900     120041   open mkt sale
RS acct          01/03/02        9400      70968   open mkt sale
RS acct          01/03/02        2400      18119   open mkt sale
RS acct          01/03/02        2700      20384   open mkt sale
RS acct          01/03/02         800       6040   open mkt sale
RS acct          01/03/02        1700      12835   open mkt sale
RS acct          01/03/02        7600      57378   open mkt sale
RS acct          01/03/02        1500      11325   open mkt sale
RS acct          01/03/02        5500      41524   open mkt sale
RS acct          01/03/02        3600      27179   open mkt sale
RS acct          01/03/02         300       2265   open mkt sale
RS acct          01/03/02        2700      20330   open mkt sale
RS acct          01/03/02        3300      24848   open mkt sale
DGF              01/04/02        3900      30447   open mkt sale
DGF              01/04/02         400       3040   open mkt sale
DGF              01/04/02         200       1520   open mkt sale
DGF              01/04/02         500       3800   open mkt sale
Sub-advised acct 01/04/02         800       6245   open mkt sale
Sub-advised acct 01/04/02         300       2342   open mkt sale
Sub-advised acct 01/04/02         700       5465   open mkt sale
Sub-advised acct 01/04/02         300       2342   open mkt sale
Sub-advised acct 01/04/02         600       4684   open mkt sale
Sub-advised acct 01/04/02         300       2342   open mkt sale
Sub-advised acct 01/04/02        4200      32789   open mkt sale
Sub-advised acct 01/04/02         900       7026   open mkt sale
Sub-advised acct 01/04/02         500       3903   open mkt sale
Sub-advised acct 01/04/02        2000      15614   open mkt sale
Sub-advised acct 01/04/02         200       1561   open mkt sale
Sub-advised acct 01/04/02         100        781   open mkt sale
Sub-advised acct 01/04/02        3600      28105   open mkt sale
Sub-advised acct 01/04/02        4800      37473   open mkt sale
Sub-advised acct 01/04/02        2000      15614   open mkt sale
Sub-advised acct 01/04/02         600       4684   open mkt sale
Sub-advised acct 01/04/02        2500      19517   open mkt sale
Sub-advised acct 01/04/02         300       2342   open mkt sale
Sub-advised acct 01/04/02         800       6245   open mkt sale
Sub-advised acct 01/04/02         100        781   open mkt sale
Sub-advised acct 01/04/02        2900      22640   open mkt sale
Sub-advised acct 01/04/02         600       4684   open mkt sale
Sub-advised acct 01/04/02        2000      15614   open mkt sale
Sub-advised acct 01/04/02         100        760   open mkt sale
Sub-advised acct 01/04/02        3500      26599   open mkt sale
Sub-advised acct 01/04/02        1800      13680   open mkt sale
Sub-advised acct 01/04/02        2000      15199   open mkt sale
Sub-advised acct 01/04/02        1200       9120   open mkt sale
Sub-advised acct 01/04/02         300       2280   open mkt sale
RS acct          01/04/02        1900      14833   open mkt sale
RS acct          01/04/02         200       1520   open mkt sale
RS acct          01/04/02         100        760   open mkt sale
RS acct          01/04/02         300       2280   open mkt sale
RS acct          01/04/02        2800      21859   open mkt sale
RS acct          01/04/02        2300      17956   open mkt sale
RS acct          01/04/02        3100      24201   open mkt sale
RS acct          01/04/02         900       7026   open mkt sale
RS acct          01/04/02         300       2342   open mkt sale
RS acct          01/04/02        2900      22640   open mkt sale
RS acct          01/04/02        2000      15614   open mkt sale
RS acct          01/04/02        1700      13272   open mkt sale
RS acct          01/04/02        3200      24982   open mkt sale
RS acct          01/04/02        5500      42938   open mkt sale
RS acct          01/04/02         200       1561   open mkt sale
RS acct          01/04/02        4400      34350   open mkt sale
RS acct          01/04/02         100        781   open mkt sale
RS acct          01/04/02       11300      88217   open mkt sale
RS acct          01/04/02         100        781   open mkt sale
RS acct          01/04/02         600       4684   open mkt sale
RS acct          01/04/02         800       6245   open mkt sale
RS acct          01/04/02         100        781   open mkt sale
RS acct          01/04/02         300       2342   open mkt sale
RS acct          01/04/02         100        781   open mkt sale
RS acct          01/04/02         100        781   open mkt sale
RS acct          01/04/02         300       2342   open mkt sale
RS acct          01/04/02        3600      28105   open mkt sale
RS acct          01/04/02        3900      30447   open mkt sale
RS acct          01/04/02         500       3800   open mkt sale
RS acct          01/04/02        5300      40279   open mkt sale
RS acct          01/04/02        2900      22039   open mkt sale
RS acct          01/04/02        5700      43319   open mkt sale
Sub-advised acct 01/07/02        1300      10790   open mkt sale
RS acct          01/07/02        8700      72208   open mkt sale
Sub-advised acct 01/09/02         300       2311   open mkt purch
Sub-advised acct 01/09/02        8300      63939   open mkt purch
Sub-advised acct 01/11/02         200       1485   open mkt purch
DGF              01/11/02         700       5197   open mkt purch
RS acct          01/11/02         800       5940   open mkt purch
Sub-advised acct 01/24/02        3000      24000   open mkt sale
Sub-advised acct 01/24/02         900       7200   open mkt sale
Sub-advised acct 01/24/02        1200       9600   open mkt sale
Sub-advised acct 01/24/02         400       3200   open mkt sale
Sub-advised acct 01/24/02         100        800   open mkt sale
Sub-advised acct 01/24/02         600       4800   open mkt sale
Sub-advised acct 01/24/02        1100       8800   open mkt sale
Sub-advised acct 01/24/02         400       3204   open mkt sale
Sub-advised acct 01/24/02         300       2403   open mkt sale
Sub-advised acct 01/24/02         300       2403   open mkt sale
RS acct          01/24/02        1500      12000   open mkt sale
RS acct          01/24/02        1400      11214   open mkt sale
RS acct          01/24/02        8800      70399   open mkt sale
Internet Age     01/28/02        7500      59625   open mkt purch
Internet Age     01/28/02       50000     381250   open mkt purch
Internet Age     01/28/02        2500      19750   open mkt purch
Internet Age     01/28/02       40000     316800   open mkt purch
DGF              01/28/02        6800      54059   open mkt sale
DGF              01/28/02         700       5565   open mkt sale
DGF              01/28/02       17500     133435   open mkt sale
DGF              01/28/02       25600     195197   open mkt sale
DGF              01/28/02        2100      16012   open mkt sale
DGF              01/28/02        4800      36599   open mkt sale
RS acct          02/01/02       15000     112500   open mkt purch
Sub-advised acct 02/04/02         500       3662   open mkt purch
Sub-advised acct 02/04/02        1300       9522   open mkt purch
RS acct          02/04/02        5000      36625   open mkt purch
Sub-advised acct 02/05/02        4500      32649   open mkt purch
Sub-advised acct 02/05/02         400       2902   open mkt purch
Sub-advised acct 02/05/02         800       5804   open mkt purch
RS acct          02/05/02        1800      13060   open mkt purch
Sub-advised acct 02/06/02        3000      21978   open mkt purch
Sub-advised acct 02/06/02         300       2198   open mkt purch
Sub-advised acct 02/06/02         500       3663   open mkt purch
RS acct          02/06/02        1200       8791   open mkt purch
Sub-advised acct 02/07/02        1100       8187   open mkt purch
Sub-advised acct 02/07/02         300       2233   open mkt purch
Sub-advised acct 02/07/02         500       3721   open mkt purch
RS acct          02/07/02        3700      27539   open mkt purch
Sub-advised acct 02/12/02         300       2104   open mkt purch
Sub-advised acct 02/12/02        2700      18900   open mkt purch
Sub-advised acct 02/12/02         100        701   open mkt purch
Sub-advised acct 02/12/02         900       6300   open mkt purch
Sub-advised acct 02/12/02         500       3506   open mkt purch
Sub-advised acct 02/12/02        4300      30100   open mkt purch
Sub-advised acct 02/12/02         200       1402   open mkt purch
Sub-advised acct 02/12/02        1500      10500   open mkt purch
Sub-advised acct 02/12/02         300       2104   open mkt purch
Sub-advised acct 02/12/02        2200      15400   open mkt purch
DGF              02/12/02        2800      19634   open mkt purch
DGF              02/12/02       24000     168000   open mkt purch
Sub-advised acct 02/12/02         500       3506   open mkt purch
Sub-advised acct 02/12/02        4100      28700   open mkt purch
RS acct          02/12/02         300       2104   open mkt purch
RS acct          02/12/02        3000      21000   open mkt purch
Sub-advised acct 02/15/02        1700      11033   open mkt purch
Sub-advised acct 02/15/02         100        649   open mkt purch
Sep acct         02/15/02         800       5192   open mkt purch
Sub-advised acct 02/15/02         900       5841   open mkt purch
Sub-advised acct 02/15/02         100        649   open mkt purch
Sub-advised acct 02/15/02         200       1298   open mkt purch
DGF              02/15/02       19800     128502   open mkt purch
Sub-advised acct 02/15/02        1400       9086   open mkt purch
Sub-advised acct 02/19/02         900       5561   open mkt purch
Sep acct         02/19/02         400       2472   open mkt purch
Sub-advised acct 02/19/02         500       3089   open mkt purch
Sub-advised acct 02/19/02         100        618   open mkt purch
Sub-advised acct 02/19/02         100        618   open mkt purch
DGF              02/19/02       11300      69822   open mkt purch
Sub-advised acct 02/19/02         800       4943   open mkt purch
Sub-advised acct 02/20/02        1200       7459   open mkt purch
Sub-advised acct 02/20/02         500       3108   open mkt purch
Sep acct         02/20/02         200       1243   open mkt purch
Sub-advised acct 02/20/02         200       1243   open mkt purch
Sub-advised acct 02/20/02         700       4351   open mkt purch
Sub-advised acct 02/20/02         100        622   open mkt purch
DGF              02/20/02        5000      31077   open mkt purch
Sub-advised acct 02/20/02         300       1865   open mkt purch
RS acct          02/20/02       12500      77694   open mkt purch
Sub-advised acct 02/21/02        5900      35845   open mkt purch
Sub-advised acct 02/21/02         100        608   open mkt purch
Sub-advised acct 02/21/02         200       1215   open mkt purch
DGF              02/21/02        6600      40098   open mkt purch
Sub-advised acct 02/21/02         100        608   open mkt purch
RS acct          02/21/02        8400      51034   open mkt purch
Sub-advised acct 02/22/02       13300      75152   open mkt purch
Sub-advised acct 02/22/02         200       1130   open mkt purch
Sep acct         02/22/02         100        565   open mkt purch
Sub-advised acct 02/22/02         100        565   open mkt purch
Sub-advised acct 02/22/02        1800      10171   open mkt purch
DGF              02/22/02        7300      41249   open mkt purch
Sub-advised acct 02/22/02         100        565   open mkt purch
RS acct          02/22/02       15100      85323   open mkt purch
Sub-advised acct 02/25/02        6000      35796   open mkt purch
Sub-advised acct 02/25/02         900       5369   open mkt purch
DGF              02/25/02        1000       5966   open mkt purch
RS acct          02/25/02        2600      15512   open mkt purch
RS acct          02/25/02        5600      33410   open mkt purch
Sub-advised acct 02/26/02       11200      69377   open mkt purch
Sub-advised acct 02/26/02         100        619   open mkt purch
Sub-advised acct 02/26/02        1700      10530   open mkt purch
DGF              02/26/02        1800      11150   open mkt purch
Sub-advised acct 02/26/02         100        619   open mkt purch
RS acct          02/26/02        4800      29733   open mkt purch
RS acct          02/26/02       10300      63802   open mkt purch
Sub-advised acct 02/27/02        1200       7204   open mkt purch
Sub-advised acct 02/27/02         200       1201   open mkt purch
DGF              02/27/02         200       1201   open mkt purch
RS acct          02/27/02         500       3002   open mkt purch
RS acct          02/27/02        1100       6603   open mkt purch
Sub-advised acct 02/28/02        3800      22762   open mkt purch
Sub-advised acct 02/28/02         500       2995   open mkt purch
DGF              02/28/02         600       3594   open mkt purch
RS acct          02/28/02        1600       9584   open mkt purch
RS acct          02/28/02        3500      20965   open mkt purch

CUSIP No. 45245Y105				13D			Page 9 of 10

ITEM 6
Please refer to Item 5.

ITEM 7
The following exhibits are filed herewith:

Exhibit A - Joint Filing Agreement

ITEM 8
						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 1, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS GROWTH GROUP LLC
By:  RS Investment Management, L.P.
	Managing Member
	By:  /s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

CUSIP No. 45245Y105				13D			Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:	March 1, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS GROWTH GROUP LLC
By:  RS Investment Management, L.P.
	Managing Member
	By:  /s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer